UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of March 2010

Commission File Number: 000-50826

KONGZHONG CORPORATION
(Translation of registrant’s name into English)

35/F, Tengda Plaza, No. 168 Xizhimenwai Street
Beijing, China 100044
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                                           Form 40-F☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___)

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐                                No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-        .)

EXHIBITS

Exhibit Number		Page

1.1	KongZhong Corporation Reports Unaudited Fourth Quarter 2009 Financial Results	4

FORWARD-LOOKING STATEMENTS

The press release and presentation of KongZhong Corporation (the “Company”), constituting Exhibits 1.1 to this Form 6-K, contain statements that may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended.  Such forward-looking statements are, by their nature, subject to significant risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations expressed or implied by such forward-looking statements.  Such forward-looking statements include, without limitation, statements regarding trends in the wireless value-added services, wireless media and mobile games industries and our future business, financial conditions, results of operations and prospects.

Although such statements are based on the Company’s own information and information from other sources it believes to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends and the Company’s results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continued competitive pressures in China's wireless value-added services, wireless media and mobile games industries and the effect of such pressure on prices; unpredictable changes in technology, consumer demand and usage preferences in the market; the state of and any change in the Company’s relationship with China's telecommunications operators; the Company’s dependence on the billing systems of telecommunications operators for its performance; the outcome of the Company’s investment of operating income generated from the wireless value-added services segment into the development of its wireless Internet segment and mobile games segment; changes in the regulations or policies of the Ministry of Industry and Information Technology and other relevant government authorities in China or elsewhere; and changes in political, economic, legal and social conditions in China, including the government's policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China's telecommunications market. For additional discussion of these risks and uncertainties and other factors, please see the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission.  The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this report on Form 6-K.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONGZHONG CORPORATION
Date:March 17, 2010
	By:	/s/ Leilei Wang
	Name:	Leilei Wang
	Title:	Chief Executive Officer

KongZhong Corporation Reports Unaudited Fourth Quarter 2009 Financial Results

Beijing, China, March 17, 2010 – KongZhong Corporation (NASDAQ: KONG), a leading mobile Internet company in China, today announced its unaudited fourth quarter 2009 and full year 2009 financial results.

Fourth Quarter 2009 Financial Highlights:
(Note: Unless otherwise indicated, all financial statement amounts used in this press release are based on United States Generally Accepted Accounting Principles (GAAP) and denominated in US dollars)

●
Revenues in-line with the guidance – Total revenues for the Fourth Quarter of 2009 (“4Q09”) increased 28% year-over-year to US$ 34.3 million (“mn”), in line with the Company’s revised 4Q09 revenue guidance of US$ 34 mn to US$ 35 mn.

●	Gross margin decreased – Total gross margin was 46% in 4Q09, a decrease compared with 49% in 3Q09. (Please see note related to change to presentation of sales tax)
●
Net income increased – Net income in 4Q09 was US$ 2.02 mn, a 286% increase compared with 4Q08 net income of US$ 0.52 mn.  Basic net income per ADS was US$ 0.06 based on 34.33 mn ADS while diluted net income per ADS was US$ 0.05 based on 39.27 mn ADS outstanding as of December 31, 2009.

●
Non-GAAP net income increased – Non-GAAP net income was US$ 5.44 mn, a 416% increase compared to 4Q08 Non-GAAP net income of US$ 1.09 mn, while Non-GAAP diluted net income per ADS was US$ 0.13 (Non-GAAP Financial Measures are described and reconciled to the corresponding GAAP measures in the section titled “Non-GAAP Financial Measures.”)

●	Cash and cash equivalents – As of December 31, 2009, the Company had $ 139 mn in cash and cash equivalents.

Full Year 2009 Financial Highlights:
●	Total revenues were $131.30 million – Total WVAS revenues were $98.24 million, total mobile games revenues were $27.30 million and total Wireless Internet revenues were $5.76 million.
●
Gross margin increased – Overall gross margin was 48% for the year 2009, an increase compared with overall gross margin of 44% in the year 2008. (Please see note related to change to presentation of sales tax)

●	Net income increased – Net income in 2009 was US$ 12.58 mn, an increase compared with 2008 net loss of US$ 20.66 mn.
●	Non-GAAP net income increased – Non-GAAP net income was US$20.15 mn in the year of 2009, a 416% increase compared to the year of 2008 Non-GAAP net income of US$ 3.91 mn.

Commenting on the results, the Company’s Chairman and Chief Executive Officer, Leilei Wang, said, "Although we've entered another period of new policies implemented by our mobile operator partners, KongZhong continued to generate positive cashflow but more importantly, through our acquisition of Dacheng Networks have begun to diversify our business across mobile and PC-based Internet gaming platforms, where we believe we are well-positioned to be one of the leading players in the China market.

Although our mobile related businesses will continue to experience some short-term fluctuations due to newly introduced mobile operator policies, we continue to believe that there will be an ongoing rationalization of the mobile Internet market, which will benefit large local players, such as ourselves.  As an example, traffic on KONG.net in 4Q09 continued to reach record levels of traffic and users, growing roughly 40% from 3Q09, as the number of high quality large-scale mobile Internet sites remains limited, especially those focused on mobile entertainment.

“Loong” (our 3D MMORPG title self-developed by Dacheng) was launched at the end of 2009 and has become of the top domestically developed 3D online games for the mainland China market.  We expect to launch a new expansion pack for “Loong” in 2Q10 and through various distribution partners, launch “Loong” commercially in Taiwan and Hong Kong towards the end of 1Q10 and into 2Q10.

I continue to be optimistic about KongZhong's ability to transition through this period as a more diversified, more product driven and more profitable company."

Subsequent Events:
•
Amendment of acquisition agreement – On January 14th 2010, the Company announced that it had entered into an amendment to the share purchase agreement with Shanghai Dacheng Network Technology Co., Ltd  (Dacheng) and its shareholders, which includes the entering into certain business cooperation agreements among Dacheng, its shareholders and one of the Company’s wholly-owned subsidiaries.  Pursuant to these business cooperation agreements, the Company will obtain control of Dacheng and expects to be able to consolidate Dacheng’s financial results into the Company’s financial statements from January 14th 2010.  The Company had previously announced that it expected to obtain control no later than February 10th 2010 pursuant to certain closing conditions, which were completed sooner than expected.

Financial Results:

	For the Three Months Ended December 31, 2008 (US$ thousands)	For the Three Months Ended September 30, 2009 (US$ thousands)	For the Three Months Ended December 31, 2009 (US$ thousands)
Revenues	$26,736	$35,091	$34,334
WVAS	23,246	25,387	25,267
Mobile Games	2,698	8,202	7,349
Wireless Internet Service	792	1,502	1,718

Sales Tax	$796	$800	$641
WVAS	644	528	406
Mobile Games	85	192	148
Wireless Internet Service	67	80	87

Cost of Revenue	$13,585	$17,167	$18,037
WVAS	12,201	13,074	13,493
Mobile Games	1,053	3,341	3,511
Wireless Internet Service	331	752	1,033

Gross profit	$12,355	$17,124	$15,656
WVAS	10,401	11,785	11,368
Mobile Games	1,560	4,669	3,690
Wireless Internet Service	394	670	598

Gross profit ratio	46%	49%	46%
WVAS	45%	46%	45%
Mobile Games	58%	57%	50%
Wireless Internet Service	50%	45%	35%

Revenues

WVAS revenues in 4Q09 increased 9% from 4Q08 to US$ 25.27 mn but were down slightly compared to 3Q09. Revenues from 2.5G services accounted for approximately 19% of total WVAS revenues compared to 20% in 3Q09, while revenues from 2G services represented the remaining 81% in 4Q09.  The small decrease in WVAS revenues in 4Q09 compared to 3Q09 was primarily due to new Chinese mobile operator policies implemented at the end of November 2009 which led to the suspension of certain billing platforms including WAP and the G+ mobile gaming platform. On December 10th 2009, the Company announced the estimated impact of these new policies on total revenues.

Total mobile game revenues in 4Q09 were US$ 7.35 mn, a 172% increase from the same period last year but roughly a 10% decrease from 3Q09.  As mentioned above, due to new Chinese mobile operator policies implemented at the end of November 2009, billing was suspended for the G+ mobile game platform, negatively impacting both the Company’s downloadable mobile game revenues and online mobile games.  In addition, as the industry-wide suspension of WAP billing also negatively impacted various 3rd party mobile game marketing channels, this had a further dampening impact on overall mobile game revenues as our ability to market our mobile games was reduced during the December 2009 period.

Revenues from downloadable mobile games were US$ 6.52 mn representing a 218% increase from the same period last year but a decrease of roughly 8% from 3Q09.  Revenues from downloadable mobile games made up 89% of total mobile game revenues compared to 86% in 3Q09 as downloadable mobile game revenues were less impacted in 4Q09 compared to online mobile game revenues.

Revenues from mobile multi-player online games ("MMO" or “online mobile games”) were US$  0.83 mn, an increase of 27% from the same period last year but a decrease of 26% from 3Q09.  In addition to the factors cited above, the poor performance of “Feng Shen”, our newer online mobile game, has not compensated for the gradual decline in revenues for “Tian Jie” our older online mobile game.  Depending on market conditions, the Company intends to refresh our online mobile game content portfolio in 2010 by launching new online mobile game titles this year while seeking to improve the performance of our existing online mobile games.

Revenues from “Tian Jie” accounted for about 89% of our online mobile game revenues while revenues from “Feng Shen” accounted for the remaining 11%, compared to 3% in 3Q09.  In 4Q09, revenues from online mobile games made up roughly 11% of total mobile game revenues compared to 26% in 3Q09.

Wireless Internet service (“WIS”) revenues were US$ 1.72 mn in 4Q09, representing an increase of 117% from the same period last year and increase of 14% from 3Q09.  In 4Q09, 40% of WIS revenues were from wireless advertising with the remaining 60% of revenues were from premium services on the Kong.net mobile Internet site and revenues coming from our newly acquired Internet literature site, Zhulang.com.

Change to Presentation of Sales tax
Prior to October 1, 2009, the Company recorded sales tax in general and administrative expenses. As of October 1, 2009, the Company has changed the presentation and now discloses sales tax separately as a reduction from revenue. The Company believes that this change provides better comparability to our peers. The Company has applied this change retrospectively to all prior periods presented herein in accordance with ASC 250 “Accounting Changes and Error Corrections.”  However, this change does not affect prior period results of operations, cash flow or financial positions.

As a result, the gross profit and gross margin discussion below is based on the revised presentation of sales tax as a separate line item vs. as part of general and administrative expenses previously.

Gross Profit

Total gross profit was US$ 15.66 mn in 4Q09, a 27% increase compared to the same period last year but a 9% decrease compared to 3Q09. Total gross margin was 46%, stable with the same period last year but a 3% decrease from 3Q09.

WVAS gross profit in 4Q09 was US$ 11.37 mn compared to $11.79 mn in 3Q09, or a 9% increase compared to the same period last year but a 4% decrease from 3Q09.  4Q09 WVAS gross margin was 45% compared to 46% in 3Q09 and 45% in 4Q08.  The decline in gross margin levels was due to the new Chinese mobile operator policies implemented in the December period.

Mobile games gross profit for 4Q09 was US$ 3.69 mn compared to US$ 4.67 mn in 3Q09 and US$ 1.56 mn in the same period last year, or an increase of 137% compared to the same period last year but a 21% decrease compared to 3Q09.  Mobile games gross margin was 50% compared to 57% in 3Q09 and 58% in 4Q08.  The sharper decline in mobile game gross margins compared to WVAS is due to the Company’s proactive shift to a new mobile game billing platform (namely China Mobile’s monthly mobile game subscription package) in order to offset the impact of the G+ mobile game billing platform which was suspended at the beginning of December. While this new mobile game platform is expected to be a more stable source of recurring revenue, in the short-term, it relies more on our mobile operator partner’s resources and includes an additional operator distribution channel fee.  However, as the current mobile services policy environment stabilizes, we expect to be able to leverage more of our own distribution resources, bypassing these additional fees.

Wireless Internet service gross profit for 4Q09 was US$ 0.60 mn compared to $ 0.67 mn in 3Q09 and $0.39 mn in the same period last year.  Wireless Internet gross margins were 35% and decreased from the 45% gross margin level in 3Q09 as the suspension of the WAP billing platform limited our ability to generate revenues in the December period relative to ongoing operational costs required to run our KONG.net and other related mobile Internet and Internet platforms.

Operating Expenses

	For the Three Months Ended December 31, 2008	For the Three Months Ended September 30, 2009	For the Three Months Ended December 31, 2009
Product development	$4,165	$4,829	$4,221
Sales and marketing	5,816	4,338	4,953
General and administrative	2,775	2,630	2,856
Total Operating Expenses	$12,756	$11,797	$12,030

Total operating expenses increased 2% sequentially to US$ 12.03 mn in 4Q09 compared to US$ 11.80 mn in 3Q09.

Product development expenses in 4Q09 were US$ 4.22 mn compared to US$ 4.83 mn in 3Q09 or a 13% decrease.  The sequential reduction in product development expenses is related to the rationalization of staff bonuses in lieu of the Chinese mobile operator policies introduced during 4Q09.

Sales and marketing expenses in 4Q09 were US$ 4.95 mn compared to US$ 4.34 mn in 3Q09 and US$ 5.82 mn in the same period last year.  The sequential increase in sales and marketing  expenses is related to seasonal marketing activities the Company traditionally undertakes at year-end.

General and administrative expenses in 4Q09 were US$ 2.86 mn compared to US$ 2.63 mn in 3Q09, or an increase of roughly 9% quarter-over-quarter.  As discussed previously, general and administrative expenses had previously included sales tax, but as of Oct 1st 2009, the Company has changed it’s presentation of sales tax as a separate line item and is no longer included in general and administrative expenses.  Once again, this change does not affect prior period results of operations, cash flow or financial positions.

The Company’s total headcount increased to 1,002 as of December 31, 2009 compared to 922 as of September 30, 2009 with product development team increases continuing to make up the majority of overall headcount growth. This figure however does not include staff as part of our acquisition of Dacheng Network, which will be included in our 2010 financial accounts.

Operating Profit
Operating profit for 4Q09 was US$ 3.6 mn compared to US$ 5.3 mn in 3Q09.  Operating margins were 10.6% in 4Q09 compared to 15.2% in 3Q09.  The decline in operating profits and operating margins were due to the impact of new Chinese mobile operator policies across all of our business lines.

Impairment of Long-term Investment
During 4Q09, the Company deemed its investment in Hui! Media to be impaired and recognized a US$ 1.5 mn investment impairment loss. The Company’s investment in Hui! Media was made in January 2008.  As of December 31st 2009, the Company no longer had any value related to our investment in Hui! Media as part of long-term investments.

Earnings
Net income and Non-GAAP net income in 4Q09 were US$ 2.02 mn and US$ 5.44 mn, respectively.  Diluted earnings per ADS and diluted Non-GAAP earnings per ADS were US$ 0.05 and US$ 0.13 for 4Q09, respectively.

Total diluted ADS outstanding as of December 31, 2009 was 39.27 mn, compared to 39.24 mn as of September 30, 2009.

	Balance as of September 30, 2009	Balance as of December 31, 2009
Basic ADS	34.08	34.33
Add: Outstanding options and nonvested shares	3.96	3.68
Warrant to NGP	1.20	1.26
Diluted ADS	39.24	39.27

Balance Sheet
As of December 31, 2009, the Company had $139 mn in cash and cash equivalents.

Business Outlook (For the 3-month period ending March 31, 2010):
Based on information available on March 17, 2010, the Company expects total revenues to be roughly US$ 37.5 mn with WVAS at US$ 24 mn, mobile games as US$ 8.5 mn, Wireless Internet services at US$ 1.0 mn and our newly formed Internet online game business unit which results from our acquisition of Dacheng Networks with US$ 4.0 mn in revenues.

Conference Call:
The Company’s management team will conduct a conference call at 8:30 am Beijing time on March 17, 2010 (8:30 pm Eastern time and 5:30 pm Pacific time on March 16, 2010).  A webcast of this conference call will be accessible on the Company’s web site at http://ir.kongzhong.com.

KongZhong Corporation
Condensed Consolidated Statements of Income
(US$ thousands, except per share data, and share count)
(Unaudited)

	For the Three Months Ended December 31, 2008	For the Three Months Ended September 30, 2009	For the Three Months Ended December 31, 2009

Revenues	$26,736	$35,091	$34,334
Sales Tax	796	800	641
Cost of revenues	13,585	17,167	18,037
Gross profit	12,355	17,124	15,656
Operating expenses
Product development	4,165	4,829	4,221
Sales & marketing	5,816	4,338	4,953
General & administrative	2,775	2,630	2,856
Total operating expenses	12,756	11,797	12,030
Operating profit (loss)	(401)	5,327	3,626
Interest income	1,103	717	600
Investment income	-	117	88
Loss from impairment of cost method investment	-	-	1,500
Interest expense on convertible notes	-	234	234
Income before tax expense	702	5,927	2,580
Income tax expense	180	1,431	563
Net income (loss)	$522	$4,496	$2,017

Basic earnings (loss) per ADS	$0.01	$0.13	$0.06
Diluted earnings (loss) per ADS	$0.01	$0.11	$0.05
Weighted average ADS outstanding (mn)	35.64	34.08	34.33
Weighted average ADS used in diluted EPS calculation (mn)	35.93	39.24	39.27

KongZhong Corporation
Condensed Consolidated Statements of Income
(US$ thousands, except per share data, and share count)
(Unaudited)

	For the Twelve Months Ended December 31, 2008	For the Twelve Months Ended December 31, 2009
Revenues	$96,690	$131,298
Sales Tax	2,840	2,885
Cost of revenues	51,612	65,947
Gross profit	42,238	62,466
Operating expenses
Product development	15,180	18,272
Sales & marketing	21,339	17,821
General & administrative	8,800	10,187
Loss from impairment of goodwill	21,624	-
Total operating expenses	66,943	46,280
Operating loss	(24,705)	16,186
Interest income	4,897	3,114
Investment income	-	207
Loss from impairment of cost method investment	-	1,500
Interest expense on convertible notes	-	726
Subtotal	4,897	1,095
Income (loss) before tax expense	(19,808)	17,281
Income tax expense	852	4,698
Net income (loss)	$(20,660)	$12,583

Basic earnings (loss) per ADS	$(0.58)	$0.40
Diluted earnings (loss) per ADS	$(0.58)	$0.33
Weighted average ADS outstanding (million)	35.62	34.63
Weighted average ADS used in diluted EPS calculation (million)	35.62	38.44

 KongZhong Corporation
Condensed Consolidated Statements of Cash Flows
(US$ thousands)
(Unaudited)

	For the Year Ended December 31, 2008	For the Year Ended December 31, 2009
Cash Flows From Operating Activities
Net Income (Loss)	$(20,660)	$12,583
Adjustments to reconcile net income to net cash
provided by operating activities
Share-based compensation	2,281	4,212
Depreciation and amortization	2,868	2,941
Disposal of property and equipment	(20)	72
Provision of bad debt	-	266
Investment impairment loss	-	1,500
Goodwill impairment loss	21,624	-
Amortization of the debt discount	-	300
Investment income	-	(207)
Changes in operating assets and liabilities	6,428	(7,553)
Net Cash Provided by Operating Activities	12,521	14,114

Cash Flows From Investing Activities
Purchases of subsidiaries	-	(6,687)
Purchase of property and equipment	(1,879)	(1,599)
Purchase of trading securities	-	(610)
Proceeds from disposal of property	31	4
Proceeds from disposal of trading securities	-	718
Purchase of long-term investment	(2,964)	-
Net Cash Used in Investing Activities	(4,812)	(8,174)

Cash Flows From Financing Activities
Proceeds from issuance of convertible note	-	6,775
Proceeds from exercise of share options	-	1,535
Stock Repurchase	(760)	(11,108)
Net Cash Used in Financing Activities	(760)	(2,798)

Effect of foreign exchange rate changes	6,762	93

Net increase in Cash and Cash Equivalents	13,711	3,235
Cash and Cash Equivalents, Beginning of Period	$122,343	$136,054
Cash and Cash Equivalents, End of Period	$136,054	$139,289

KongZhong Corporation
Condensed Consolidated Balance Sheets
 (US$ thousands)
(Unaudited)

	December 30, 2008	September 30, 2009	December 31, 2009

Cash and cash equivalents	$136,054	$133,980	$139,289
Short-term investments	-	26	101
Accounts receivable (net)	16,196	23,463	25,277
Other current assets	3,389	6,745	4,908
Total current assets	155,639	164,214	169,575

Rental deposits	524	582	597
Intangible assets (net)	674	1,849	2,285
Property and equipment (net)	3,368	3,107	3,116
Long-term investments	2,964	2,964	1,464
Goodwill	15,683	21,262	23,042
Total assets	$178,852	$193,978	$200,079

Accounts payable	$10,792	$11,161	$13,265
Other current liabilities	7,316	10,479	10,300
Total current liabilities	18,108	21,640	23,565

Convertible notes	-	2,767	3,001
Non-current deferred tax liability	56	400	472
Total liabilities	$18,164	$24,807	$27,038

Shareholders’ equity	160,688	169,171	173,041
Total liabilities & shareholders’ equity	$178,852	$193,978	$200,079

Non-GAAP Financial Measures

To supplement the unaudited condensed statements of income presented in accordance with US GAAP, the Company uses non-GAAP financial measures (Non-GAAP Financial Measures) of net income and net income per diluted ADS, which are adjusted from results based on GAAP to exclude certain infrequent or unusual or non-cash based expenses, gains and losses. The Non-GAAP Financial Measures are provided as additional information to help both management and investors compare business trends among different reporting periods on a consistent and more meaningful basis and enhance investors’ overall understanding of the Company’s current financial performance and prospects for the future.

The Non-GAAP Financial Measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results.  In addition, our calculation of the Non-GAAP Financial Measures may be different from the calculation used by other companies, and therefore comparability may be limited.

For the periods presented, the Company’s non-GAAP net income and non-GAAP net income per diluted ADS exclude, as applicable, the amortization of intangibles, share-based compensation expense and interest expense on convertible notes.

Reconciliation of the Company’s Non-GAAP financial measures to the GAAP financial measures is set forth below.

	For the Three Months Ended December 31, 2008 (US$ thousands)	For the Three Months Ended September 30, 2009 (US$ thousands)	For the Three Months Ended December 31, 2009 (US$ thousands)
GAAP Net Income (Loss)	$522	$4,496	$2,017
Share-based compensation	418	1,229	1,248
Financial expense on convertible notes	-	234	234
Amortization of intangibles	152	319	441
Investment impairment loss	-	-	1,500
Non-GAAP Net Income	$1,092	$6,278	$5,440

Non-GAAP diluted net income per ADS (Note 1)	$0.03	$0.16	$0.13

Note 1: The non-GAAP adjusted net income per ADS is computed using non-GAAP net income and number of ADS used in GAAP diluted EPS calculation, where the number of ADS is adjusted for dilution due to convertible notes issued to Nokia Growth Partners, or equivalent to 41.17 million ADS.

About KongZhong:

KongZhong Corporation is a leading mobile Internet company in China.  The Company delivers wireless value-added services to consumers in China through multiple technology platforms including WAP, multimedia messaging service (MMS), JAVATM, short messaging service (SMS), interactive voice response (IVR), and color ring-back tone (CRBT).  The Company operates three wireless Internet sites, Kong.net, Ko.cn and cn.NBA.com, which enable users to access media, entertainment and community content directly from their mobile phones.  The Company also designs and operates mobile games, including mobile online games, JAVA games and WAP games.

Safe Harbor Statement:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding trends in the wireless value-added services, wireless media and mobile games industries and our future results of operations, financial condition and business prospects.  Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them.  These statements involve risks and uncertainties, and actual market trends and our results may differ materially from those expressed or implied in these forward looking statements for a variety of reasons.  Potential risks and uncertainties include, but are not limited to, continued competitive pressure in China’s wireless value-added services, wireless media and mobile games industries and the effect of such pressure on prices; unpredictable changes in technology, consumer demand and usage preferences in the market; the state of and any change in our relationship with China’s telecommunications operators; our dependence on the billing systems of telecommunications operators for our performance; the outcome of our investment of operating income generated from the WVAS segment into the development of our wireless Internet segment and mobile games segment; changes in the regulations or policies of the Ministry of Industry and Information Technology and other relevant government authorities; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market.  For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission.  We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

KongZhong Contacts:

Investor Contact:	Media Contact:
Jay Chang	Xiaohu Wang
Chief Financial Officer	Manager
Tel.: (+86-10) 8857-6000	Tel: (+86-10) 8857-6000
Fax: (+86-10) 8857-5891	Fax: (+86-10) 8857-5900
E-mail: ir@kongzhong.com	E-mail: xiaohu@kongzhong.com